August 13, 2019

Scott W. Absher
Chief Executive Officer
ShiftPixy, Inc.
1 Venture, Suite 150
Irvine, CA 92618

       Re: ShiftPixy, Inc.
           8-K filed July 22, 2019
           File No. 001-37954

Dear Mr. Absher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
and
                                                          Commodities
cc:    Domonic J. Carney